UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Aries Maritime Transport Limited

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

G0474B105

(CUSIP Number)

Philip Stone Director Parmenides Corporation Ltd
Trust Company Complex Ajeltake Road, Ajeltake Island Majuro MH96960, Marshall Islands +44 20 7638 4748	#25-01 Centennial Tower 3 Temasek Avenue Singapore 039190 +65 66220088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

SCHEDULE 13D

CUSIP No. G0474B105		Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Parmenides Corporation Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,939,755
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,939,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,939,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.78%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. G0474B105		Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Navig8 Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,939,755
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,939,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,939,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.78%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. G0474B105		Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Gary Brocklesby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,939,755
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,939,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,939,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.78%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. G0474B105		Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Nicolas Busch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION German

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,939,755
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,939,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,939,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.78%
14	TYPE OF REPORTING PERSON IN

Page 6 of 8 Pages

This Amendment No. 3 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2008, as amended by Amendments Nos. 1 and 2 thereto (the “Schedule 13D”), relating to the common stock, $0.01 par value (“Common Stock”), of Aries Maritime Transport Limited, a Bermuda company (the “Issuer”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own collectively an aggregate of 1,939,755 shares of Common Stock, or approximately 6.78% of outstanding shares of Common Stock of the Issuer, based upon 28,616,877 shares of Common Stock outstanding as of December 31, 2007, as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2007.

Parmenides may be deemed to be the direct beneficial owner of 1,939,755 shares of Common Stock, or approximately 6.78% of the outstanding shares of Common Stock.

By virtue of its ownership of all of the outstanding shares of common stock of Parmenides, Navig8 may be deemed to be the indirect beneficial owner of the 1,939,755 shares of Common Stock held directly by Parmenides, or approximately 6.78% of the outstanding shares of Common Stock.

By virtue of his shareholdings in Navig8, Brocklesby may be deemed to be the indirect beneficial owner of the 1,939,755 shares of Common Stock held directly by Parmenides, or approximately 6.78% of the outstanding shares of Common Stock.

By virtue of his shareholdings in Navig8, Busch may be deemed to be the indirect beneficial owner of the 1,939,755 shares of Common Stock held directly by Parmenides, or approximately 6.78% of the outstanding shares of Common Stock.

The persons listed on Schedule A disclaim any beneficial ownership of the Common Stock held by the Reporting Persons.

(b) Parmenides may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and to have shared voting and dispositive power with respect to 1,939,755 shares of Common Stock.

Navig8 may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and to have shared voting and dispositive power with respect to 1,939,755 shares of Common Stock.

Brocklesby may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and to have shared voting and dispositive power with respect to 1,939,755 shares of Common Stock.

Page 7 of 8 Pages

Busch may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and to have shared voting and dispositive power with respect to 1,939,755 shares of Common Stock.

Item 5(c) is hereby amended and supplemented as follows:

Since the filing of the Schedule 13D, Parmenides entered into the following transactions to sell shares of Common Stock: (a) a transaction to sell 4,000 shares of Common Stock at a purchase price of USD $0.69 per share, effected on May 11, 2009 in the open market; (b) a transaction to sell 4,000 shares of Common Stock at a purchase price of USD $0.69 per share, effected on May 12, 2009 in the open market; (c) a transaction to sell 20,000 shares of Common Stock at a purchase price of USD $0.6627 per share, effected on May 12, 2009 in the open market; (d) a transaction to sell 3,000 shares of Common Stock at a purchase price of USD $0.66 per share, effected on May 13, 2009 in the open market; (e) a transaction to sell 8,813 shares of Common Stock at a purchase price of USD $0.66 per share, effected on May 14, 2009 in the open market; (f) a transaction to sell 64,170 shares of Common Stock at a purchase price of USD $0.66 per share, effected on May 15, 2009 in the open market; (g) a transaction to sell 5,326 shares of Common Stock at a purchase price of USD $0.66 per share, effected on May 18, 2009 in the open market; (h) a transaction to sell 61,200 shares of Common Stock at a purchase price of USD $0.6763 per share, effected on May 19, 2009 in the open market; (i) a transaction to sell 69,882 shares of Common Stock at a purchase price of USD $0.6518 per share, effected on May 20, 2009 in the open market; (j) a transaction to sell 162,000 shares of Common Stock at a purchase price of USD $0.6737 per share, effected on May 26, 2009 in the open market; and (k) a transaction to sell 12,194 shares of Common Stock at a purchase price of USD $0.6616 per share, effected on May 27, 2009 in the open market.

Item 7.	Material to be Filed as Exhibits.

Exhibit A         Joint Filing Agreement Among the Reporting Persons.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2009

PARMENIDES CORPORATION LIMITED

By:	/s/ Philip Stone
Philip Stone
Director

NAVIG8 LTD

By:	/s/ Mordechai Mano
Mordechai Mano
Director

GARY BROCKLESBY

By:	/s/ Gary Brocklesby
Gary Brocklesby

NICOLAS BUSCH

By:	/s/ Nicolas Busch
Nicolas Busch

EXHIBIT A

FILING AGREEMENT BETWEEN

PARMENIDES CORPORATION LTD, NAVIG8 LTD,

GARY BROCKLESBY AND NICOLAS BUSCH

The undersigned hereby agree that the Schedule 13D with respect to the Common Stock, $0.01 par value, of Aries Maritime Transport Limited dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: May 29, 2009

PARMENIDES CORPORATION LTD

By:	/s/ Philip Stone
Philip Stone
Director

NAVIG8 LTD

By:	/s/ Mordechai Mano
Mordechai Mano
Director

GARY BROCKLESBY

By:	/s/ Gary Brocklesby
Gary Brocklesby

NICOLAS BUSCH

By:	/s/ Nicolas Busch
Nicolas Busch

Schedule A

Directors of Parmenides Corporation Ltd

The following table sets forth the name, principal occupation or employment, citizenship and business address of each director of Parmenides Corporation Ltd.

Name	Principal Occupation or Employment	Citizenship	Business Address
Nicolas Busch	Director	German	15th Floor 6 New Street Square London EC4A 3BF

Mordechai Mano	Director	Israeli	#25-01 Centennial Tower 3 Temasek Avenue Singapore 039190

Philip Stone	Director	British	#25-01 Centennial Tower 3 Temasek Avenue Singapore 039190

Kathleen Gillen	Director	British	First Island House, Peter Street St. Helier, Jersey JE4 8SG Channel Islands

Directors of Navig8 Ltd

The following table sets forth the name, principal occupation or employment, citizenship and business address of each director of Navig8 Ltd.

Name	Principal Occupation or Employment	Citizenship	Business Address
Gary Brocklesby	Director	British	#25-01 Centennial Tower 3 Temasek Avenue Singapore 039190

Nicolas Busch	Director	German	15th Floor 6 New Street Square London EC4A 3BF

Mordechai Mano	Director	Israeli	#25-01 Centennial Tower 3 Temasek Avenue Singapore 039190

Peder Moller	Director	Danish	#25-01 Centennial Tower 3 Temasek Avenue Singapore 039190